Akerman Senterfitt, LLP
Attorneys at Law
335 Madison Avenue
Suite 2600
New York, NY  10017
www.akerman.com
212 880 3800 tel     212 880 8965 fax
Kenneth G. Alberstadt
212 880 3817 direct tel
212 880 8965 direct fax
kenneth.alberstadt@akerman.com

June 26, 2009

Mr. Daniel L. Gordon
Ms. Kristi Marrone
Mail Stop 3010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           inVentiv Health, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 8, 2009
File No. 0-30318

Dear Mr. Gordon and Ms. Marrone:

On behalf of inVentiv Health, Inc. (the “Company”), we are providing the following responses to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated June 15, 2009 relating to the Company's Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) filed on February 27, 2009 and the Company's Form 10-Q for the quarter ended March 31, 2009 (the “Q1 2009 10-Q”) filed on May 8, 2009.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  The responses and information described herein are based upon information provided to us by the Company.

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets

1.
We note that in the second step of your goodwill impairment test, you recognize an impairment loss equal to the difference between the carrying value and the fair value of the reporting unit.  Please advise how this is consistent with the guidance in paragraphs 20-21 of SFAS 142 which states that the second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill to the carrying amount of that goodwill.

The Company uses the two-step process in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) in performing its goodwill impairment testing, as described below.

The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, the Company allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

The Company will revise the description of its goodwill impairment testing in future filings, beginning with our second quarter 2009 Form 10-Q, to make it clear that the two-step testing process is conducted in accordance with SFAS No. 142.

Claims and Insurance Accruals

2.	In future filings, please include Sch. II – Valuation and Qualifying Accounts for the estimated reserves related to self-insurance. Refer to Rule 12-09 of Regulation S-X.

The Company will disclose in Schedule II to its consolidated financial statements included in future annual filings, beginning with our 2009 Annual Form 10-K, estimated reserves related to self-insurance in accordance with Rule 12-09 of Regulation S-X.

Note 7.  Goodwill and Other Intangible Assets

3.
In future filings, please disclose the aggregate amortization expense during the period for intangible assets subject to amortization in accordance with paragraph 45(a)(2) of SFAS 142.  In addition, please provide to us and disclose in future filings a description of any intangible asset for which an impairment loss was recognized during the period and the facts and circumstances leading to the impairment.  Refer to paragraph 46 of SFAS 142.

We hereby confirm on behalf of the Company that the line item “Amortization Expense” in the Company's statement of cash flows includes only the aggregate amortization expense during the applicable period for intangible assets subject to amortization.

The Company's declining stock price during the fourth quarter of 2008 resulted in a market capitalization that was well below the book value of the Company.  This was due to a combination of declining market conditions and lower than expected operating results for certain businesses, resulting in the following impairment charges:

(in thousands)	2008 Impairment
Goodwill	$212,638
Intangible assets:
Customer relationships	5,605
Tradenames	25,833
Technology	23,772
Total Impairment	$267,848

The Company will disclose in future filings, beginning with our second quarter 2009 Form 10-Q, a description of any intangible asset for which an impairment loss was recognized during the period and the facts and circumstances leading to the impairment.

Note 18.  Related Parties

4.	In future filings, please disclose the amount of rent paid to Lexington MLP Westerville L.P. for each period in which an income statement is presented. Refer to paragraph 2 of SFAS 157.

The Company will disclose in future filings, beginning with our second quarter 2009 Form 10-Q,  the amount of rent paid to Lexington MLP Westerville L.P. for each period in which an income statement is presented.

***

The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt